Exhibit 77C

Maxim Series Fund, Inc. Special Meeting of Shareholders
(UNAUDITED)

A Special Meeting of Shareholders was held on July 17, 2006 at 8525 East Orchard Road, Greenwood Village, Colorado for the following purposes:

To approve a Plan of Liquidation and Dissolution of the Maxim Growth Index Portfolio pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied, and remaining proceeds distributed to shareholders.

To approve a Plan of Liquidation and Dissolution of the Maxim Value Index Portfolio pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied, and remaining proceeds distributed to shareholders.

The votes cast in these matters were:

Liquidation of Maxim Growth Index Portfolio

            For:                  1,827,334.467
            Against:              104,285.564
            Abstain*:             133,348.817

Liquidation of Maxim Value Index Portfolio

            For:                  1,522,620.414
            Against:              76,490.261
            Abstain*:             122,181.568


*All Abstain votes are treated as `present' for purposes of achieving a quorum and in determining the votes cast on the proposals, but not as having voted FOR the proposals (and therefore have the effect of a vote against).

The liquidations were effected on July 21, 2006.